EXHIBIT 99.1

Valour Launches Thirteen New ETPs on Spotlight Stock Market, Reaches 99 Listed ETPs and Further Bolsters the Largest Digital Asset ETP Selection Globally

  New Valour ETP Launches on Spotlight: PEPE (PEPE), Flare (FLR), Virtuals (VIRTUAL), Optimism (OP), Story (IP), Immutable (IMX), Quant (QNT), The Graph (GRT), Floki (FLOKI), Theta (THETA), Four (FORM), IOTA (IOTA), Hyperliquid (HYPE).
  Largest Selection Expanded: Valour offers the largest selection of digital asset ETPs globally. Reaching 99 listed products further bolsters this leadership for investors seeking simple and compliant access to digital assets.
  Broader Access for Nordic Investors: The new listings expand regulated, exchange-traded exposure across Layer 1 and Layer 2 networks, gaming and creator ecosystems, interoperability and data protocols, and high-engagement community tokens.

TORONTO, Sept. 24, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased  to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs"),  has launched the following SEK-denominated ETPs on Sweden's Spotlight Stock Market:

  Valour PEPE (PEPE) SEK ETP – ISIN CH1108681615
  Valour Flare (FLR) SEK ETP – ISIN CH1108681656
  Valour Virtuals (VIRTUAL) SEK ETP – ISIN CH1108681664
  Valour Optimism (OP) SEK ETP – ISIN CH1108681672
  Valour Story (IP) SEK ETP – ISIN CH1108681680
  Valour Immutable (IMX) SEK ETP – ISIN CH1108681698
  Valour Quant (QNT) SEK ETP – ISIN CH1108681706
  Valour The Graph (GRT) SEK ETP – ISIN CH1108681714
  Valour Floki (FLOKI) SEK ETP – ISIN CH1108681722
  Valour Theta (THETA) SEK ETP – ISIN CH1108681730
  Valour Four (FORM) SEK ETP – ISIN CH1108681748
  Valour IOTA (IOTA) SEK ETP – ISIN CH1108681755
  Valour Hyperliquid (HYPE) SEK ETP – ISIN CH1108681532

Each product offers simple, regulated, exchange-traded exposure to its underlying asset through standard brokerage platforms and carries a 1.9% management fee.

Executive Commentary

Johanna Belitz, Head of Nordics at Valour
"The Nordic market values breadth, clarity, and compliance. This launch delivers all three and marks an important milestone for our investors. We're proud to further bolster Valour's position as the issuer with the largest selection of digital asset ETPs globally."

Elaine Buehler, Head of Product at Valour
"We're building products where the action is: in infrastructure, interoperability, data, and high-engagement ecosystems. Strong demand shows investors want in, and we're leading the way.

Nadine Kenzelmann, Managing Director at Valour
"This expansion showcases Valour's scale and execution. We will continue to broaden access while maintaining institutional standards in risk management, operations, and market quality."

About the Underlying Assets

  PEPE (PEPE): An Ethereum-based meme token built around internet culture; community-driven with no formal utility claims.
  Flare (FLR): An EVM Layer-1 focused on "enshrined" data protocols, including the Flare Time Series Oracle (FTSO) for on-chain price feeds.
  Virtuals (VIRTUAL): Infrastructure for an on-chain AI-agent economy, where AI "agents" transact, provide services, and share value.
  Optimism (OP): An Ethereum Layer-2 built on the OP Stack, underpinning a growing "Superchain" of interoperable OP-Stack chains.
  Story (IP): A purpose-built Layer-1 for programmable intellectual property, enabling on-chain registration, licensing, and monetization of IP.
  Immutable (IMX): A gaming-first scaling stack anchored by Immutable zkEVM (powered by Polygon tech) for EVM-compatible, Ethereum-secured game economies.
  Quant (QNT): Enterprise interoperability via Overledger, a universal API layer connecting legacy systems and multiple blockchains.
  The Graph (GRT): A decentralized indexing protocol that organizes blockchain data into queryable "subgraphs"; GRT powers and secures the network.
  Floki (FLOKI): A community token that has expanded into an ecosystem including FlokiFi tools and Floki Name Service.
  Theta (THETA): A decentralized cloud for AI, media, and entertainment; THETA governs the network while TFUEL powers on-chain operations.
  Four / Form (FORM): Decentralized hub for GameFi, IGOs, AI, and memes, pushing boundaries in DeFi and building a fair, open Web3.
  IOTA (IOTA): A Layer-1 with DAG-style "Tangle" architecture and real-world use cases across identity, sustainability, and IoT.
  Hyperliquid (HYPE): A high-performance Layer-1 with a fully on-chain order book powering spot and perpetuals trading.

Expanding the Largest and Most Diverse Digital Asset ETP Lineup Globally

Valour now counts 99 listed ETPs across major European venues, including Spotlight Stock Market (Sweden), Börse Frankfurt (Germany), SIX Swiss Exchange (Switzerland), London Stock Exchange (England) and Euronext (Paris and Amsterdam). The lineup spans Layer 1 and Layer 2 networks, modular data availability, tokenization infrastructure, gaming and creator ecosystems, and community tokens enabling diversified exposure within regulated market rails.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional investment or bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Valour PEPE (PEPE), Valour Flare (FLR), Valour Virtuals (VIRTUAL), Valour Optimism (OP), Valour Story (IP), Valour Immutable (IMX), Valour Quant (QNT), Valour The Graph (GRT), Valour Floki (FLOKI), Valour Theta (THETA), Valour Four (FORM), Valour IOTA (IOTA), and Valour Hyperliquid (HYPE) SEK ETPs on Spotlight Stock Market; the development, adoption, utility, and regulatory environment of the underlying networks and protocols (including PEPE, Flare, Virtuals, Optimism, Story Protocol, Immutable, Quant/Overledger, The Graph, Floki, Theta, Form Network, IOTA, and Hyperliquid); development of additional ETPs and the number of ETPs anticipated by end of 2025; investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 05:00e 24-SEP-25